UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File No.: 1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris — France

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Redemption of 7.750% Trust Preferred Securities due 2017

On December 12, 2013, Alcatel-Lucent USA (“AL USA”), a wholly owned subsidiary of Alcatel Lucent, has submitted a redemption notice to redeem all of AL USA’s outstanding 7.750% convertible subordinated debentures due 2017 (the “Debentures”) held by Lucent Technologies Capital Trust I (the “Trust”) and directed The Bank of New York Mellon (“BNY Mellon”), as trustee to the Trust, to submit a redemption notice to redeem all of the outstanding 7.750% cumulative convertible trust preferred securities (the “Trust Preferred Securities”) issued by the Trust (CUSIP numbers: 549462208 and 549462307).

As of December 12, 2013, the principal amount outstanding of the Trust Preferred Securities was US$931,236,000. The redemption date is expected to be January 13, 2014. The cash redemption price for each Trust Preferred Security is $1,000, plus accrued and unpaid distributions to the redemption date.

The Trust Preferred Securities are convertible at any time prior to the close of business on January 10, 2014 at a conversion price of US$24.17 per American Depositary Shares of Alcatel Lucent (“ADSs”). A holder of Trust Preferred Securities who desires to convert such Trust Preferred Securities called for redemption must satisfy the requirements for conversion set forth in the trust agreement governing the Trust Preferred Securities.

Copies of the notice of redemption of the Trust Preferred Securities and additional information relating to the procedure for redemption and/or conversion of the Trust Preferred Securities may be obtained from BNY Mellon by calling 800-254-2826, Bondholder Relations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 12, 2013	Alcatel Lucent

	By:	/s/ Jean Raby
	Name:	Jean Raby
	Title:	Chief Financial and Legal Officer